SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                         FRIENDLY ICE CREAM CORPORATION
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $0.01
                         ------------------------------
                         (Title of Class of Securities)


                                   358497 10 5
                                 --------------
                                 (CUSIP Number)


                                 Donald N. Smith
                       c/o Friendly Ice Cream Corporation
                                1855 Boston Road
                               Wilbraham, MA 01095
                                 (413) 731-4000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 16, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  358497105
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS/
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS

     Donald N. Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
     Not Applicable                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Item 3)
     PF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
            NUMBER OF              7      SOLE VOTING POWER
             SHARES                       1,007,278
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8      SHARED VOTING POWER
              EACH                        0
            REPORTING              ---------------------------------------------
             PERSON                9      SOLE DISPOSITIVE POWER
              WITH                        1,007,278
                                   ---------------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,007,278
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

The Reporting Person (as defined in Item 2 below) previously reported its acquisitions of securities of Friendly Ice Cream Corporation (the "Issuer") on
Schedule 13G (including amendments thereto) pursuant to the provisions of Rule 13d-1(d).

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock") of Friendly Ice Cream Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1855 Boston Road, Wilbraham, Massachusetts 01095.

Item 2.  Identity and Background.

(a)      This Schedule 13D is filed by Donald N. Smith (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Friendly Ice Cream Corporation, 1855 Boston Road, Wilbraham, Massachusetts 01095.

(c) The Reporting Person is the Chairman of the Board of the Issuer and is also presently overseeing the operations of Friendly Ice Cream Corporation. Friendly Ice Cream Corporation is a full service, casual restaurant dining company and provider of premium ice cream products. The principal business address of Friendly Ice Cream Corporation is 1855 Boston Road, Wilbraham, Massachusetts 01095.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

As of November 21, 2006, the Reporting Person is the beneficial owner of 1,007,278 shares of Common Stock of the Issuer. These shares resulted from the following transactions: In 1997, prior to the Issuer's initial public offering, the Reporting Person beneficially owned 759,679 shares of the Issuer's Common Stock. In connection with the Issuer's initial public offering completed in November 1997, the Reporting Person was awarded an additional 99,951 shares of the Issuer's Common Stock. Since 1997, the Reporting Person has used an aggregate of $3,109,348 of his personal funds to purchase an aggregate of 363,471 additional shares of Common Stock of the Issuer. His current beneficial ownership also consists of 2,000 shares issuable pursuant to currently exercisable stock options and 12,000 shares issuable upon the vesting of outstanding restricted stock units ("RSU") granted under the Issuer's equity incentive plans. Each RSU entitles the Reporting Person to receive one share of Common Stock when the restrictions on the RSUs lapse or vest.

During the period November 1997 through November 1999, the Reporting Person divested through the sale, gift, or return to the Issuer, an aggregate of 229,823 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions. The Reporting Person, in his capacity as a director of the Issuer, reserves the right to take any action, including those enumerated below, which is deemed to be in the best interest of the Issuer and which action is approved by the Board of Directors of the Issuer.

Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on November 21, 2006, pursuant to Rule 13d-3(d), the Reporting Person was the beneficial owner of 1,007,278 shares of Common Stock, representing 12.6% of the Issuer's issued and outstanding shares as of November 21, 2006. 2,000 of these shares are issuable pursuant to currently exercisable stock options issued to the Reporting Person and 12,000 of these shares are issuable upon the vesting of outstanding RSUs held by the Reporting Person. Each RSU entitles the Reporting Person to receive one share of Common Stock when the restrictions on the RSUs lapse or vest.

(b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,007,278 shares of Common Stock.

(c) The following transactions in the shares of Common Stock were effected by the Reporting Person during the past sixty days:

-------------------------------------------------------------------------------------------------------------------
   Date of Transaction                Amount of Securities          Price Per Share       Transaction Effected
-------------------------------------------------------------------------------------------------------------------
November 1, 2006                             6,000                         --            Grant of RSUs from
                                                                                         Issuer
-------------------------------------------------------------------------------------------------------------------
November 15, 2006                            2,900                      $10.3799         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 15, 2006                              100                      $10.3800         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 15, 2006                            1,200                      $10.4000         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 16, 2006                              500                      $10.3300         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 16, 2006                            3,000                      $10.3899         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 16, 2006                           12,100                      $10.3900         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 16, 2006                           36,000                      $10.4000         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 17, 2006                              600                      $10.3900         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 17, 2006                           81,900                      $10.4000         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------
November 21, 2006                            7,800                      $11.0000         Purchase on American
                                                                                         Stock Exchange
-------------------------------------------------------------------------------------------------------------------

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not presently have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 29, 2006


                                       /s/ DONALD N. SMITH
                                       -----------------------------------------
                                       Donald N. Smith






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